March 4, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Barclays PLC, under the Exchange Act of 1934.

- 4.219% Fixed-to-Floating Rate Senior Callable Notes due 2030
- 4.521% Fixed-to-Floating Rate Senior Callable Notes due 2032
- 5.207% Fixed-to-Floating Rate Senior Callable Notes due 2037
- Floating Rate Senior Callable Notes due 2030

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com